DESERT MINING, INC.

4328 Hwy. 66

Longmont, CO 80504

August 27, 2007,

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Desert Mining, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Form 10-KSB for the Fiscal Year Ended December 31, 2006

File No. 000-32123

Dear Ms. Jenkins:

We are in receipt of your comment letter dated July 10, 2007 regarding the above referenced filings.  This correspondence is to request a further extension of time to reply to your comments.  We request additional time to respond to your comments due to our auditor’s availability and the length of time we believe it will take to adequately respond and prepare the appropriate amended reports.  We anticipate filing our amended reports and response to your comments on or about Sept. 15, 2007.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

DESERT MINING, INC.

/s/ Randall B. Anderson

Randall B. Anderson

Chief Executive Officer